SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    (Amendment No.  1  ) (1)



                      Cardiac Science, Inc.
                      _____________________
                        (Name of Issuer)



                             Common
                 ______________________________
                 (Title of Class of Securities)



                           141410 10 0
                         ______________
                         (CUSIP Number)



                      Maria Fulgieri, Esq.
                  Parsons & Whittemore Limited
                      4 International Drive
                   Rye Brook, New York  10573
                 Telephone Number (914)933-5714
        ________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        December 15, 1997
     ______________________________________________________
     (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  (  )

     Note.     Six copies of this statement, including all
exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



[FN]

__________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  141410  10 0



  (1)     Name of Reporting Persons and S.S. or I.R.S.
          Identification Nos. of Above Persons:

          Parsons & Whittemore Limited


  (2)     Check the Appropriate Box if a Member of a Group:  (a)   ( )
                                                             (b)   (X)

  (3)     SEC Use Only:


  (4)     Source of Funds:   Not Applicable


  (5)     Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Item 2(d) or 2(e)          (  )


  (6)     Citizenship or Place of Organization:     United Kingdom

          Number of              (7)  Sole Voting Power:            -0-
          Shares
          Beneficially           (8)  Shared Voting Power:          -0-
          Owned by
          Each                   (9)  Sole Dispositive Power:       -0-
          Reporting
          Person With           (10)  Shared Dispositive Power:     -0-


 (11)     Aggregate Amount Beneficially Owned by Each Reporting
          Person:

          -0-


 (12)     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares:     (  )


 (13)     Percent of Class Represented by Amount in Row (11):

          -0-


 (14)     Type of Reporting Person:

          CO


Item 1.   Security and Issuer.

          Item 1 of Schedule 13D (as defined below) is hereby amended to read in its entirety as follows:

          This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Cardiac Science, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of Parsons
          & Whittemore Limited to amend the Schedule 13D filed on November 6, 1996 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

          Because Parsons & Whittemore Limited no longer beneficially owns any shares of Common Stock of the Issuer, no further amendments to the Schedule 13D will be filed.

Item 2.   Identity and Background.

          Item 2 of Schedule 13D is not being amended.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of Schedule 13D is not being amended.

Item 4.   Purpose of Transaction.

          Item 4 of Schedule 13D is hereby amended to read in its entirety as follows:

          The Company did not authorize the acquisition of any of the Issuer's Common Stock and has brought a claim against the placement agent responsible for the unauthorized transaction, A.R. Baron & Co. and its affiliates, for engaging fraudulent, unauthorized activities. In order to mitigate the damages resulting from such unauthorized activities, the Company sold all shares of the Issuer's Common Stock registered in its name on the books and records of the Issuer through offshore transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Regulation S.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of Schedule 13D is hereby amended to read in its entirety as follows:

          According to the Issuer's most recently filed Form 10-Q, the Issuer had 4,528,728 shares of its Common Stock outstanding as of November 8, 1997. As of the date hereof, the Company does not beneficially own any of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

          The Company sold its entire beneficial interest in the Issuer's Common Stock in offshore transactions exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder. In connection therewith, an authorized representative of the purchasers of the Common Stock made certain representations and agreements with the Company concerning, among other things, limitations on such purchaser's ability to resell the shares of Common Stock purchased. These representations and agreements are contained in a letter agreement between the Company and one of said purchasers, a copy of which is included as an exhibit to this Amendment to Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

          Item 7 to the Schedule 13D is hereby amended to read in its entirety as follows:

               Exhibit 1      Letter Agreement executed by
                              purchasers of the Common Stock in
                              connection with the transaction
                              which is the subject of this
                              Amendment to Schedule 13D.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              January 22, 1998

                              PARSONS & WHITTEMORE LIMITED

                              By:  /S/ George Landegger
                                   __________________________
                                   George Landegger, Director


                            EXHIBIT 1

                        Letter Agreement


                  PARSONS & WHITTEMORE LIMITED
                      4 International Drive
                    Rye Brook, New York 10573
                    Telephone:  914/937-9009
                       Fax:  914/937-2259

                        December 3, 1997



Lava Investments Limited
11/F Tower 2
The Gateway
25-27 Canton Road
Hong Kong

Ladies and Gentlemen:

     This letter agreement ( the "Agreement") relates to the secondary sale by Parsons & Whittemore Limited, a corporation organized under the laws of the United Kingdom ("Seller"), to Lava Investments Limited, a British Virgin Islands corporation (the "Purchaser") of 306,100 shares of the Common Stock, par value $.001 per share (the "Securities"), of Cardiac Science, Inc., a Delaware corporation (the "Issuer"). The aggregate purchase price for the Securities is $353,966.63. The Purchaser understands and acknowledges that Seller has relied on the Purchaser's representations and covenants herein in agreeing to sell the Securities and for purpose of assuring compliance with applicable United States securities law.

     1. Receipt of Information. The Purchaser represents, acknowledges and confirms the following:

            (a) that the Purchaser has received information regarding the Issuer to the extent the Purchaser deems necessary, desirable and appropriate in evaluating the merits and risks of investing in the Securities;

            (b) that in making a decision to invest in the Securities, the Purchaser has reviewed and relied upon the filings and other information regarding the Issuer on file with the Securities and Exchange Commission ("SEC") under applicable securities laws of the United States;

            (c) that in connection with the Purchaser's decision to invest in the Securities, Seller has not furnished to the Purchaser, and the Purchaser has not relied upon, any information regarding or relating to the Issuer or its financial condition, operations, assets, results of operations, or prospects; and

            (d) that the Purchaser has read and understands all information obtained by or for the benefit of the Purchaser.

     2. Suitable Investment. The Purchaser has knowledge and experience in financial and business matters, is capable of evaluating the merits and risks of an investment in Securities of the Issuer, has carefully considered the suitability of such an investment for the Purchaser's particular financial and tax situation, and has determined that the Securities are a suitable investment. The Purchaser represents that the Purchaser is capable of bearing the economic risks of the investment, that the Purchaser has adequate means of providing for its current financial needs and possible contingencies, and that the Purchaser has no present need, and anticipates no need in the foreseeable future, to sell the Securities. Without limiting the generality of the foregoing, the Purchaser represents that (i) it is an "accredited investor" within the meaning of rule 501 of Regulation D promulgated by the SEC, and
(ii) that the Purchaser was not formed solely for the purpose of making an investment in the Securities.

     3. Nature of Transaction. The Purchaser understands and acknowledges that (i) the offer and sale of the Securities has not been and will not be registered under the Securities Act of 1933, as amended (the "1933 Act"), (ii) the Securities are being sold in accordance with, and in reliance upon, an exemption from the registration requirements of the 1933 Act provided by the provisions of Regulation S promulgated pursuant to the 1933 Act ("Regulation S"), and (iii) the Securities may not be offered or sold in the United States, or to or for the account or benefit of, any "U.S. Person" as defined in Regulation S (a "U.S. Person") unless such offer and sale is registered under the 1933 Act or unless an exemption from the 1993 Act's registration requirements is available.

     4. Status of Purchaser. The Purchaser represents that it is not a U.S. Person. Without limiting the generality of the foregoing the Purchaser represents that it is organized under the laws of the British Virgin Islands and has not been formed by or for the benefit of a U.S. Person. This Agreement is being executed by the Purchaser outside the United States.

     5. Transfer Restrictions. The Purchaser agrees (i) not to offer, sell or otherwise transfer the Securities in the United States, or to or for the account or benefit of, any U.S. Person prior to the expiration of a forty (40) day period following the date hereof, and (ii) that during such forty (40) day period, the Securities will remain outside of the United States. In the event that the Issuer so requires in connection with the issuance to the Purchaser of replacement certificates representing the Securities, Purchaser shall permit a legend to be prominently set forth and printed on any certificates representing the Securities that substantially conforms with the requirements of this paragraph 5 and applicable law.

     6. Own Tax and Legal Advisors. The Purchaser has been advised to consult with the Purchaser's financial or legal advisors regarding legal and financial matters and tax consequences associated with an investment in Securities of the Issuer, and has done so to the extent each the Purchaser considers necessary, appropriate or desirable.

     7. Compliance with Laws. The Purchaser hereby represents that the Purchaser is satisfied as to the full observance of the laws of the Purchaser's jurisdiction in connection with the sale and purchaser of the Securities, including (i) the legal requirements within such jurisdiction relating to the purchaser of the Securities, (ii) any foreign exchange restrictions applicable to a purchase of the Securities, (iii) any governmental or other consents that may be required in connection with the purchaser of the Securities, and (iv) any income tax, documentary stamp tax, or other tax consequences that may be attributable to the acquisition, holding, sale or transfer of the Securities. The Purchaser covenants to comply with applicable United States securities laws and Blue Sky Laws in connection with its acquisition, holding, sale or transfer of the Securities.

     8. Inducement to Seller. Each Purchaser is executing this Agreement as an inducement to Seller to sell the Securities.
Seller may rely upon the information contained herein to confirm the Purchaser's qualifications to purchase such Securities.

     9. Conditions Precedent to Closing by the Purchaser. The obligations hereunder of the Purchaser to purchase and acquire the Securities are subject to the satisfaction of each of the following conditions at or prior to the Closing unless waived by the Purchaser in writing:

            (a) The representations and warranties of the Seller contained in this Agreement shall be true in all material respects, on the date of the closing of this transaction (the "Closing
Date"), as if originally made on such date.

            (b) Seller shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

            (c) Seller shall have delivered one or more stock certificates evidencing the Securities to the Purchaser, and shall have duly endorsed such certificates in blank (or executed blank stock powers with respect thereto).

            (d) Seller shall not have filed or had filed against it a petition under the United States Bankruptcy Code, 11 U.S.C. 101, et. seq., or any other similar law or laws, and Seller shall not be the subject of or be engaged in the appointment of any receiver, trustee or assignee for the benefit of its creditors or (other than as contemplated by this Agreement) any reorganization, moratorium, workout, recapitalization or restructuring.

     10. Conditions Precedent to Closing by the Seller. The obligations hereunder of the Seller to sell the Securities to the Purchaser are subject to the satisfaction of each of the following conditions at or prior to the Closing Date unless waived by the Seller in writing:

             (a) The representations and warranties of the Purchaser contained in this Agreement shall be true in all material respects on the Closing Date, as if originally made on such date.

             (b) The Purchaser shall have performed and complied in all material respects with the agreements and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

     11.     Representations and Warranties of the Seller.  The
Seller hereby represents and warrants to the Purchaser that:

             (a) The execution, delivery and performance by the Seller of this Agreement and the documents herein contemplated, and the consummation by the Seller of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate and shareholder action of the Seller, which has not been revoked, and no other corporate or shareholder action on the part of the Seller is necessary. This Agreement is, and the other agreements contemplated to be delivered by the Seller hereby when executed will be, the valid and binding obligations of the Seller legally enforceable against it in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and of general equitable principles (whether considered in a proceeding in equity or at law).

             (b) Upon payment of the purchase price contemplated by this Agreement in immediately available funds, and delivery of the Securities as described in Section 9(c), Purchaser shall acquire all of Seller's right, title and interest in and to the Securities. The Seller has not encumbered or otherwise subjected the Securities to any lien, claim, security interest or other rights or interests of any third party whatsoever (other than the rights or interests in favor of the Purchaser hereunder and any rights and interests granted to third parties by or through the Purchaser).

     12. Indemnification. Each party hereto agrees to indemnify and hold harmless the other parties and their respective affiliates, directors, officers, members, controlling persons, and agents from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the breach of any representations, acknowledgments and covenants made herein by such party, or in any other document provided by such party.

     13. Further Assurances. The parties hereto agree that, from time to time hereafter, and upon request of the other, each of them will execute, acknowledge and deliver such other documents and instruments as may be reasonably required more effectively to carry out the terms and conditions of this Agreement.

     14. Notices. Any notices or other communications required or permitted hereby shall be sufficiently given if sent by registered or certified mail, postage prepaid, return receipt requested, if to Seller at the address at the head of this Agreement, and, if to Purchaser, at the address first below the head of Agreement, or to such other address as either Seller or the Purchaser shall designate to the other by notice in writing.

     15. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     16. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements, and may be amended only by a writing executed by all parties.

     17. Applicable Law. The Agreement shall be governed by and construed in accordance with the laws of the State of New York and, to the extent it involves any United States statute, in accordance with the laws of the United States of America.

     Please indicate your agreement with the foregoing by signing in the space provided below.

                              PARSONS & WHITTEMORE LIMITED



                              By:/s/ George Landegger
                                 ____________________
                                     Its: Chairman


     For and on behalf of
     LAVA INVESTMENTS LIMITED
     By Tengis International Limited, as authorized signatory


     /s/_______________________________________________
     Authorized Signatory